SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)


                              Daniel Green Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  392775 10 2
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


        Edward Bloomberg, 59 College Park, Davis, CA 95616. (916)753-5957
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 1988
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement. _X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 392775 10 2

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 392775 10 2


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Edward Bloomberg

2.      Check the appropriate box if a member of a group  (a)    ___
                                                          (b)    ___
3.      SEC Use Only

4.      Source of Funds

        PF

5.      Check Box if disclosure of legal proceedings is
        required pursuant to items 2(d) or 2(e).                 ___

6.      Citizenship or Place of Organization.

        United States

Number of             7.     Sole Voting Power
Shares
Beneficially                 27,000 or 2.6%
Owned by
Each                  8.     Shared Voting Power
Reporting
Person                       None
With
                      9.     Sole Dispositive Power

                             27,000 or 2.6%

                   10.Shared Dispositive Power

                             25,900 or 2.5%

11.     Aggregate amount beneficially owned by each reporting person.
        52,900 shares

12.     Check box if the aggregate amount in row (11) excludes
        certain shares.                                           ___

13.     Percent of class represented by amount in Row (11)
        5.1%

14.     Type of Reporting person
        1A, 1N

CUSIP NO. 392775 10 2

1. The Daniel Green Company (Common). John Reardon (chair), William E. Homrighaus (President and CEO), Janet S. Coal (Treasurer). Dolgeville, N.Y. 13329

2.      a)     Edward Bloomberg
        b)     59 College Park, Davis, CA 95616
        c)     Investment advising.  Self-employed
        d)     No
        e)     No
        f)     United States

3.      Personal funds:  $584,958.31

4.      Purpose:  Investment for income and capital gain.

        a) Reporting person intends to acquire additional shares when market and other conditions are favorable.
        b)     Reporting person presently has no such plans.
        c)     None
        d) None. Reporting person supports the present Board of Directors and management.
        e)     None
        f)     None
        g)     None
        h)     None
        i)     None
        j) Reporting person suggests to management and the Board of Directors that Daniel Green be listed on either NASDAQ or the American Stock Exchange in order to enhance its liquidity and its market value.

5.      a)     52,900 shares.  5.1%
        b)     Sole voting power:           27,000 shares
               Shared voting power:         none
               Sole power to dispose:       27,000 shares
               Shared power to dispose:     25,900 shares

               Power to dispose shared with:

               1.     a) Ray Thompson
                      b) 1920 East 8th Street, Davis, CA  95616
                      c) Builder, Stanley Davis Homes, Home Building,
                         1920 East 6th Street, Davis, CA 95616
                      d) No
                      e) No
                      f) United States

CUSIP NO. 392775 10 2

               2.     a) Sylvea Raphael
                      b) 19845 Lake Chabot Road, Suite 205, Castro
                         Valley, CA  94546
                      c) Physician, Sylvan Raphael, M.D., a Professional
                         Corporation, Medical Practice, 19845 Lake
                         Chabot Road, Suite 205, Castro Valley, CA
                         94546.
                      d) No
                      e) No
                      f) United States

               3.     a) Todd Oppenheimer
                      b) P.O. Box 2690, Durham, NC  27705
                      c) Journalist, the Independent, newspaper,
                         P.O. Box 2690, Durham, NC 27705
                      d) No
                      e) No
                      f) United States

               4.     a) Peter Lam
                      b) 4711 California Street, San Francisco,
                         CA  94118
                      c) Student
                      d) No
                      e) No
                      f) United States

               5.     a) Steven Klein
                      b) 21 Deer Park Lane, Portola Valley, CA  94025
                      c) Physician, self-employed, 21 Deer Park Lane,
                         Portola Valley, CA  94025
                      d) No
                      e) No
                      f) United States

        These five individuals have sole voting power over 25,900 shares.

        c) Edward Bloomberg purchased, on 3/10/88, 1360 shares for $11,086.38 through the San Francisco office of Shearson-Lehman-Hutton.

               Edward Bloomberg purchased, on 3/9/88, 390 shares for $3,195.52 through the San Francisco Office of Shearson-Lehman-Hutton.

CUSIP NO. 392775 10 2

               Edward Bloomberg purchased, on 3/2/88, 1,250 shares for $10,194.46 through the San Francisco Office of Shearson-Lehman-Hutton.

        d)     None
        e)     Not applicable

6.      Not applicable.

7.      Not applicable

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 19, 1988                                     _________________________
                                                   /s/ Edward Bloomberg


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